FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Western Wind Energy Corp. (the "Issuer")

632 Foster Avenue

Coquitlam, British Columbia

V3J 2L7

Item 2. Date of Material Change

August 29, 2007

Item 3. News Release

The Issuer issued a press release dated August 29, 2007. The press release was disseminated through Market News and Stockwatch.

Item 4. Summary of Material Change

The Issuer announced that it has filed restated audited financial statements and restated Management Discussion and Analysis for the year ended January 31, 2006.

Item 5. Full Description of Material Change

See the attached news release.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7. Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8. Executive Officer

To obtain further information contact Jeffrey J. Ciachurski, the Chief Executive Officer of the Issuer, at 604-839-4192.

Item 9. Date of Report

September 6, 2007

Western Wind Energy Corp.

632 Foster Avenue Telephone: 604.839.4192
Coquitlam, BC V3J 2L7 Facsimile: 604.939.1292

www.westernwindenergy.com

N E W S R E L E A S E

September 7, 2007

Toronto Stock Exchange (Venture) Symbol: "WND"

Issued and Outstanding: 25,969,859

The Company advises that it has now filed on SEDAR its audited financial statements and Management Discussion and Analysis for the year-ended January 31, 2007. In addition, the Company has also filed the corresponding certifications as set out in MI 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings.

The Company is continuing to work to complete the unaudited interim financial statements for the period ended April 30, including the Management Discussion and Analysis, and is hopeful that these will be ready for filing in the near future.

Western Wind Energy currently produces clean renewable electrical energy from over 500 wind turbine generators located in Tehachapi and San Gorgonio Pass (Palm Springs), California. Western Wind Energy's annualized energy output is approximately 75 billion watt hours per year. During the past two years, Western Wind Energy has executed or acquired over $1 billion of power sales agreements totaling 169.4 megawatts from the sale of wind energy electrical generation, to two separate utilities. Western Wind Energy was the first to execute a "wind" PPA in the State of Arizona, and in California, is expanding from management's 25-year continuous operating history in the Tehachapi Pass.

Western Wind Energy is in the business of acquiring suitable land sites, capital and technology for the production of electricity from wind energy. Western Wind Energy conducts its operations through its wholly owned subsidiaries in Arizona and California. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy operations in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeffrey J. Ciachurski"

Jeffrey J. Ciachurski

Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.